UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35568

HEALTHCARE TRUST OF AMERICA, INC.

(Exact name of registrant as specified in its charter)

16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, (480) 998-3478

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B-1 Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.01 per share, Class B-2 Common Stock, par value $0.01 per share, Class

B-3 Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Explanatory Note: The original filing contained an incorrect commission file number. Please refer to the Form 15-12G filed concurrently herewith using commission file number (000-53206).

Pursuant to the requirements of the Securities Exchange Act of 1934, Healthcare Trust of America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2013	By:	/s/ Scott D. Peters
Name: Scott D. Peters
Title: Chief Executive Officer, President and Chairman